12.9.2016

לכבוד
חברת ביונדווקס פארמצבטיקה בע"מ
רחוב איינשטיין 14
פארק המדע
נס ציונה

<u>לידי עו"ד אילן גרזי</u>
פקס: 6073778- 03

שלום רב,

הנדון: **<u>נייר עמדה – אסיפת בעלי מניות קבועה ליום 22.9.16 של חברת ביונדווקס</u>**

אנו מודיעים לכם בזאת –

1. אנו מתנגדים לכל הצבעה שהיא שתבוצע על ידי החברה באמצעות הפרוקסי שיימסר לאדם כלשהו על ידי החברה בגין ניירות ה- ADS של המחזיקים שלא יצביעו בעצמם.
2. אנו מתנגדים להארכת הסכם העסקתו של ד"ר בבקוב ב- 7 שנים נוספות.
3. אנו מתנגדים לשינוי מדיניות התגמול של החברה.

מירון אייזקסון

* רצ"ב אישור בעלות על המניות, נכון ליום 25.8.2016

01/09/2016

דיסקונט | בנק דיסקונט לישראל בע"מ

אישור בעלות

שם החברה: ביונדוקס .... שם חבר הבורסה:

מספר החברה: 1468 .... בנק דיסקונט לישראל בע"מ

פרטי מחזיק/י נייר הערך
(אם יש מספר מחזיקים בשותף בנייר הערך, יש לוודא כי מרשימים על כל המחזיקים יצוינו בטופס)

שם מחזיק נייר הערך איקסון מירון חיים .... מספר זהות: 054617402

שם מחזיק נייר הערך איקסון עפרה .... מספר זהות: 054958269

שם מחזיק נייר הערך .... מספר זהות: ....

אם אין למחזיק נייר הערך תעודת זהות ישראלית:

מספר דרכון: .... המדינה שבה הוצא: ....

אם מחזיק נייר הערך הוא תאגיד:

מספר רישום: .... מדינת ההתאגדות: ....

המועד שלגביו ניתן אישור הבעלות 25/08/2016

פרטים על נייר הערך

שם נייר הערך ביונדוקס .... ערך נקוב *(אם קיים)* .... מספרו בבורסה 1105204

מספר ניירות הערך 820383

סוג ניירות הערך מניות

בנק דיסקונט לישראל בע"מ מרכז השקעות תל-אביב צפון

חותמת הסניף/הבנק וחתימת מורשה חתימה

1/9/2016
תאריך